SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06008940

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45070

SEC MAIL RECEIVED AUG 2 3 2006 WASH., D.C. 209 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vukovich Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Dry Creek Circle, Suite 200
(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Boris B. Vukovich **(303) 730-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Boris B. Vukovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vukovich Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State Colorado County of Arapahoe
Signed before me on this 22nd day of August 2006 by Boris B. Vukovich
Notary Public Beverly Wood
Commission expires 2/18/2010

Notary Public

BEVERLY WOOD NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Stockholders of
Vukovich Securities, Inc.

We have audited the accompanying statement of financial condition of Vukovich Securities, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vukovich Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 3, 2006

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STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$	8,373
PREPAID EXPENSES		1,871
Total assets	**$**	**10,244**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	-
COMMITMENTS (Note 4)		
STOCKHOLDERS' EQUITY (Notes 2 and 4):		
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding		8,000
Additional paid-in capital		13,600
Deficit		(11,356)
Total stockholders' equity	**$**	**10,244**

The accompanying notes are an integral part of this statement.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006

REVENUE	
Interest income	$ 6
Retainer fees (Note 4)	4,716
Total revenues	4,722
EXPENSES:	
General and administrative	572
Management fees (Note 4)	3,000
Professional fees	10,520
Regulatory fees	2,644
Total expenses	16,736
NET LOSS	**$ (12,014)**

The accompanying notes are an integral part of this statement.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)
BALANCES, June 30, 2005	100	$ 8,000	$ -	$ 658
Capital contributions	-	-	13,600	-
Net loss	-	-	-	(12,014)
BALANCES, June 30, 2006	**100**	**$ 8,000**	**$ 13,600**	**$ (11,356)**

The accompanying notes are an integral part of this statement.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(12,014)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(217)
Net cash used in operating activities		(12,231)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		13,600
NET DECREASE IN CASH AND CASH EQUIVALENTS		1,369
CASH AND CASH EQUIVALENTS, at beginning of year		7,004
CASH AND CASH EQUIVALENTS, at end of year	$	8,373

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Vukovich Securities, Inc. (the "Company"), was incorporated in Colorado on July 27, 1992. The Company was formed for the express purpose of functioning as a broker-dealer for real estate limited partnership investment venture identified by Colorado Real Estate & Investment Company ("CREICO"). The stockholders of the Company are also officers and stockholders of CREICO.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Fair Value of Financial Instruments

The Company's financial instruments, including cash, cash equivalents, and prepaid expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds as cash equivalents.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under the method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financials statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2006, the Company had net capital and net capital requirements of $8,373 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has an unused net operating loss carryforward as of June 30, 2006, of approximately $18,000 for income tax and financial reporting purposes, expiring through June 30, 2026. When the Company has taxable income in the future, the effect of the net operating loss will be to eliminate income taxes that would be due.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has no significant temporary differences.

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2006 are:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carryforward	$ 18,464
Valuation allowance for deferred tax assets	(18,464)
	$ -

The valuation allowance for deferred tax assets increased approximately $12,000 during the year ended June 30, 2006.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company's sole business is to clear and transact business on behalf of CREICO. Accordingly, the Company is considered to be economically dependent on CREICO's operations. The Company entered into a management agreement with CREICO in exchange for the Company's willingness to provide broker/dealer services to CREICO. The Company receives a monthly retainer fee in an amount sufficient to cover operating expenses. CREICO pays its own syndication and sales costs associated with any public offering and provides staffing, office space, office supplies, telecommunications, utilities and other services to the Company for $250 a month.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2006

CREDIT:	
Stockholders' equity	$ 10,244
DEBITS:	
Nonallowable assets	
Prepaid expenses	1,871
Net capital before haircuts	8,373
Haircuts on money market funds	-
NET CAPITAL	8,373
Minimum requirements of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater	5,000
Excess net capital	**$ 3,373**
TOTAL AGGREGATE INDEBTEDNESS	**$ -**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of June 30, 2006.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholders of
Vukovich Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Vukovich Securities, Inc. for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Vukovich Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Vukovich Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

In addition, our review indicated that Vukovich Securities, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 3, 2006